Transamerica Asset Management 1801 California St, Suite 5200 Denver, CO 80202

May 20, 2024

VIA EDGAR CORRESPONDENCE

Mr. Christopher R. Bellacicco

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Mr. Bellacicco:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-24-080358) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on March 28, 2024. The purpose of the Amendment was to register Class R6 shares of Transamerica International Small Cap Value (the “Fund”), an existing series of the Registrant. Class R6 is also an existing class of shares of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on May 9, 2024.

The Staff noted that the comment to the Fund’s summary section also applies to the disclosure with respect to the section titled “More on the Fund’s Strategies and Investments”.

Below is the Staff’s comment on the Amendment and the Registrant’s response thereto.

Prospectus Comments:

1.

Principal Investment Strategies: In the second paragraph of the Fund’s principal investment strategies section, please disclose what the Fund considers to be securities of companies in “emerging markets”.

Response: The Registrant notes that the Fund considers “emerging markets” to be those countries included in the MSCI Emerging Markets Index and other countries with similar emerging market characteristics as determined by the sub-adviser. The Registrant has updated the Fund’s principal investment strategy disclosure in response to the Staff’s comment.

Please direct any comments or questions concerning this filing to the undersigned at (727) 299-1821.

Very truly yours,
/s/ Dennis Gallagher
Dennis Gallagher
Chief Legal Officer and Secretary
Transamerica Funds